CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2014		December 31, 2013
Assets
Current assets
Cash and cash equivalents	893		1,097
Accounts receivable	1,519		1,458
Income taxes receivable	404		461
Inventories	2,051		1,812
Prepaid expenses	170		89
	5,037		4,917
Exploration and evaluation assets (note 4)	1,158		1,144
Property, plant and equipment, net (note 5)	31,800		29,750
Goodwill	727		698
Contribution receivable	—		136
Investment in joint ventures	211		153
Other assets	117		106
Total Assets	39,050		36,904
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,960		3,155
Asset retirement obligations (note 9)	197		210
Short-term debt (note 7)	600	—	—
Long-term debt due within one year (note 7)	300		798
	4,057		4,163
Long-term debt (note 7)	3,977		3,321
Other long-term liabilities	561		271
Contribution payable	1,477		1,421
Deferred tax liabilities	5,064		4,942
Asset retirement obligations (note 9)	2,751		2,708
Total Liabilities	17,887		16,826
Shareholders’ equity
Common shares (note 10)	6,983		6,974
Preferred shares	291		291
Retained earnings	13,580		12,615
Other reserves	309		198
Total Shareholders’ Equity	21,163		20,078
Total Liabilities and Shareholders’ Equity	39,050		36,904
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2014	2013	2014	2013
Gross revenues	6,679	6,019	19,199	17,813
Royalties	(260)	(237)	(852)	(649)
Marketing and other	11	17	48	236
Revenues, net of royalties	6,430	5,799	18,395	17,400
Expenses
Purchases of crude oil and products	3,922	3,443	10,567	10,163
Production and operating expenses	791	736	2,333	2,135
Selling, general and administrative expenses	61	129	328	361
Depletion, depreciation and amortization (note 5)	825	718	2,306	2,087
Exploration and evaluation expenses	42	56	101	218
Other – net	(56)	(3)	13	—
	5,585	5,079	15,648	14,964
Earnings from operating activities	845	720	2,747	2,436
Share of equity investment	(10)	1	(14)	(5)
Financial items (note 8)
Net foreign exchange gains	31	6	46	8
Finance income	—	11	9	36
Finance expenses	(65)	(42)	(174)	(135)
	(34)	(25)	(119)	(91)
Earnings before income taxes	801	696	2,614	2,340
Provisions for income taxes
Current	223	114	662	496
Deferred	7	70	91	192
	230	184	753	688
Net earnings	571	512	1,861	1,652
Earnings per share (note 10)
Basic	0.58	0.52	1.88	1.67
Diluted	0.52	0.52	1.84	1.66
Weighted average number of common shares outstanding (note 10)
Basic (millions)	983.6	983.3	983.5	982.9
Diluted (millions)	985.4	983.8	986.7	983.5
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2014	2013	2014	2013
Net earnings	571	512	1,861	1,652
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:	(1)	—	(1)	—
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	(1)	(2)	(13)	27
Exchange differences on translation of foreign operations	283	(124)	284	171
Hedge of net investment (note 11)	(138)	54	(160)	(83)
Other comprehensive income (loss)	143	(72)	110	115
Comprehensive income	714	440	1,971	1,767
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
Net earnings	—	—	1,652	—	—	1,652
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $9 million)	—	—	—	—	27	27
Exchange differences on translation of foreign operations (net of tax of $25 million)	—	—	—	171	—	171
Hedge of net investment (net of tax of $12 million) (note 11)	—	—	—	(83)	—	(83)
Total comprehensive income	—	—	1,652	88	27	1,767
Transactions with owners recognized directly in equity:
Stock dividends paid	6	—	—	—	—	6
Stock options exercised	26	—	—	—	—	26
Dividends declared on common shares (note 10)	—	—	(885)	—	—	(885)
Dividends declared on preferred shares (note 10)	—	—	(10)	—	—	(10)
Change in accounting policy	—	—	9	—	—	9
Balance as at September 30, 2013	6,971	291	12,716	68	28	20,074

Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	1,861	—	—	1,861
Other comprehensive income (loss)
Other	—	—	(1)	—	—	(1)
Derivatives designated as cash flow hedges (net of tax of $5 million) (note 11)	—	—	—	—	(13)	(13)
Exchange differences on translation of foreign operations (net of tax of $25 million)	—	—	—	284	—	284
Hedge of net investment (net of tax of $23 million) (note 11)	—	—	—	(160)	—	(160)
Total comprehensive income (loss)	—	—	1,860	124	(13)	1,971
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	8	—	—	—	—	8
Stock options exercised (note 10)	1	—	—	—	—	1
Dividends declared on common shares (note 10)	—	—	(885)	—	—	(885)
Dividends declared on preferred shares (note 10)	—	—	(10)	—	—	(10)
Balance as at September 30, 2014	6,983	291	13,580	285	24	21,163
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 4

Condensed Consolidated Statements of Cash Flows

	Three months ended			Nine months ended
	September 30,			September 30,
(millions of Canadian dollars)	2014		2013	2014	2013
Operating activities
Net earnings	571		512	1,861	1,652
Items not affecting cash:
Accretion (note 8)	34		31	102	94
Depletion, depreciation, and amortization (note 5)	825		718	2,306	2,087
Exploration and evaluation expenses (note 4)	2		4	5	8
Deferred income taxes	7		70	91	192
Foreign exchange	23		(13)	(22)	9
Stock-based compensation (note 10)	(51)		30	2	32
Gain on sale of assets	(18)		(4)	(35)	(24)
Other	(52)		(1)	71	29
Settlement of asset retirement obligations (note 9)	(41)		(29)	(113)	(92)
Income taxes paid	(145)		21	(526)	(352)
Interest received	—		6	6	14
Change in non-cash working capital (note 6)	363		(69)	253	167
Cash flow – operating activities	1,518		1,276	4,001	3,816
Financing activities
Long-term debt issuance	—		—	829	—
Long-term debt repayment (note 7)	—		—	(814)	—
Settlement of interest rate swaps	—		—	33	—
Commercial paper issuance (note 7)	600	—	—	600	—
Proceeds from exercise of stock options	—		4	1	26
Dividends on common shares (note 10)	(291)		(293)	(877)	(879)
Dividends on preferred shares (note 10)	(3)		(7)	(10)	(10)
Interest paid	(54)		(43)	(192)	(161)
Contribution receivable payment	—		176	143	401
Other	24		16	51	41
Change in non-cash working capital (note 6)	16		(7)	25	(7)
Cash flow – financing activities	292		(154)	(211)	(589)
Investing activities
Capital expenditures(1)	(1,279)		(1,407)	(3,604)	(3,491)
Proceeds from asset sales(1)	22		4	29	32
Contribution payable payment	(18)		(24)	(83)	(64)
Other	(12)		(3)	(32)	(23)
Change in non-cash working capital (note 6)	319		150	(289)	(92)
Cash flow – investing activities	(968)		(1,280)	(3,979)	(3,638)
Decrease in cash and cash equivalents	842		(158)	(189)	(411)
Effect of exchange rates on cash and cash equivalents	3		(5)	(15)	(7)
Cash and cash equivalents at beginning of period	48		1,770	1,097	2,025
Cash and cash equivalents at end of period	893		1,607	893	1,607
(1) A reclass adjustment was made to prior quarter capital expenditures and proceeds as a result of an asset swap.

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids ("NGL") (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China, and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended September 30,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	2,210	2,111	647	646	2,857	2,757	604	437	1,145	993	2,811	2,405	4,560	3,835	(738)	(573)	6,679	6,019
Royalties	(260)	(237)	—	—	(260)	(237)	—	—	—	—	—	—	—	—	—	—	(260)	(237)
Marketing and other	—	—	11	17	11	17	—	—	—	—	—	—	—	—	—	—	11	17
Revenues, net of royalties	1,950	1,874	658	663	2,608	2,537	604	437	1,145	993	2,811	2,405	4,560	3,835	(738)	(573)	6,430	5,799
Expenses
Purchases of crude oil and products	23	17	611	609	634	626	491	341	964	875	2,571	2,174	4,026	3,390	(738)	(573)	3,922	3,443
Production and operating expenses	562	528	9	3	571	531	42	39	65	57	113	109	220	205	—	—	791	736
Selling, general and administrative expenses	78	60	1	4	79	64	3	1	11	9	3	—	17	10	(35)	55	61	129
Depletion, depreciation and amortization	671	594	6	6	677	600	27	24	26	23	77	58	130	105	18	13	825	718
Exploration and evaluation expenses	42	56	—	—	42	56	—	—	—	—	—	—	—	—	—	—	42	56
Other – net	(60)	11	(1)	—	(61)	11	—	(2)	1	(3)	—	(1)	1	(6)	4	(8)	(56)	(3)
Earnings (loss) from operating activities	634	608	32	41	666	649	41	34	78	32	47	65	166	131	13	(60)	845	720
Share of equity investment	(10)	1	—	—	(10)	1	—	—	—	—	—	—	—	—	—	—	(10)	1
Financial items (note 8)
Net foreign exchange gains (losses)	—	(1)	—	—	—	(1)	—	—	—	—	—	—	—	—	31	7	31	6
Finance income	(1)	—	—	—	(1)	—	—	—	—	—	—	—	—	—	1	11	—	11
Finance expenses	(41)	(28)	—	—	(41)	(28)	—	(2)	(1)	(1)	(1)	(1)	(2)	(4)	(22)	(10)	(65)	(42)
Earnings (loss) before income taxes	582	580	32	41	614	621	41	32	77	31	46	64	164	127	23	(52)	801	696
Provisions for (recovery of) income taxes
Current	156	86	1	(3)	157	83	19	6	18	17	2	(25)	39	(2)	27	33	223	114
Deferred	(10)	64	7	14	(3)	78	(9)	2	2	(9)	15	47	8	40	2	(48)	7	70
	146	150	8	11	154	161	10	8	20	8	17	22	47	38	29	(15)	230	184
Net earnings (loss)	436	430	24	30	460	460	31	24	57	23	29	42	117	89	(6)	(37)	571	512
Intersegment revenues	611	552	—	—	611	552	74	21	53	—	—	—	127	21	—	—	738	573
Expenditures on exploration and evaluation assets(3)	56	202	—	—	56	202	—	—	—	—	—	—	—	—	—	—	56	202
Expenditures on property, plant and equipment(3)	1,014	933	59	27	1,073	960	23	129	25	24	89	52	137	205	13	40	1,223	1,205

(1)	Includes allocated depletion, depreciation, and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Nine months ended September 30,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	6,744	5,599	1,564	1,677	8,308	7,276	1,737	1,539	3,075	2,449	8,159	8,038	12,971	12,026	(2,080)	(1,489)	19,199	17,813
Royalties	(852)	(649)	—	—	(852)	(649)	—	—	—	—	—	—	—	—	—	—	(852)	(649)
Marketing and other	—	—	48	236	48	236	—	—	—	—	—	—	—	—	—	—	48	236
Revenues, net of royalties	5,892	4,950	1,612	1,913	7,504	6,863	1,737	1,539	3,075	2,449	8,159	8,038	12,971	12,026	(2,080)	(1,489)	18,395	17,400
Expenses
Purchases of crude oil and products	76	62	1,452	1,566	1,528	1,628	1,296	1,016	2,537	2,005	7,286	7,003	11,119	10,024	(2,080)	(1,489)	10,567	10,163
Production and operating expenses	1,632	1,514	22	19	1,654	1,533	132	116	196	168	351	318	679	602	—	—	2,333	2,135
Selling, general and administrative expenses	231	196	5	9	236	205	7	5	30	20	7	4	44	29	48	127	328	361
Depletion, depreciation and amortization (note 5)	1,881	1,724	19	18	1,900	1,742	79	71	75	67	200	173	354	311	52	34	2,306	2,087
Exploration and evaluation expenses	101	218	—	—	101	218	—	—	—	—	—	—	—	—	—	—	101	218
Other – net	11	28	(1)	(1)	10	27	8	(4)	—	(6)	—	—	8	(10)	(5)	(17)	13	—
Earnings (loss) from operating activities	1,960	1,208	115	302	2,075	1,510	215	335	237	195	315	540	767	1,070	(95)	(144)	2,747	2,436
Share of equity investment	(14)	(5)	—	—	(14)	(5)	—	—	—	—	—	—	—	—	—	—	(14)	(5)
Financial items (note 8)
Net foreign exchange gains (losses)	—	(1)	—	—	—	(1)	—	—	—	—	—	—	—	—	46	9	46	8
Finance income	1	2	—	—	1	2	—	—	—	—	—	—	—	—	8	34	9	36
Finance expenses	(111)	(80)	—	—	(111)	(80)	(1)	(6)	(4)	(4)	(2)	(2)	(7)	(12)	(56)	(43)	(174)	(135)
Earnings (loss) before income taxes	1,836	1,124	115	302	1,951	1,426	214	329	233	191	313	538	760	1,058	(97)	(144)	2,614	2,340
Provisions for (recovery of) income taxes
Current	334	108	63	179	397	287	46	13	62	54	78	61	186	128	79	81	662	496
Deferred	136	182	(34)	(102)	102	80	9	72	(2)	(5)	38	127	45	194	(56)	(82)	91	192
	470	290	29	77	499	367	55	85	60	49	116	188	231	322	23	(1)	753	688
Net earnings (loss)	1,366	834	86	225	1,452	1,059	159	244	173	142	197	350	529	736	(120)	(143)	1,861	1,652
Intersegment revenues	1,741	1,444	—	—	1,741	1,444	183	31	156	14	—	—	339	45	—	—	2,080	1,489
Expenditures on exploration and evaluation assets(3)(4)	222	426	—	—	222	426	—	—	—	—	—	—	—	—	—	—	222	426
Expenditures on property, plant and equipment(3)	2,831	2,558	113	55	2,944	2,613	36	162	55	77	256	121	347	360	91	92	3,382	3,065
As at September 30, 2014 and December 31, 2013
Total exploration and evaluation assets and property, plant and equipment, net	25,579	23,833	669	585	26,248	24,418	1,132	1,175	1,262	1,286	4,023	3,763	6,417	6,224	293	252	32,958	30,894
Total assets	26,283	24,653	1,907	1,670	28,190	26,323	1,244	1,355	1,746	1,788	6,133	5,537	9,123	8,680	1,737	1,901	39,050	36,904
(1) Includes allocated depletion, depreciation, and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4) Includes a year to date adjustment for pipeline capital expenditures previously reported in the Canadian Refined Product Operations of the Downstream segment now reported in the Infrastructure and Marketing operations of the Upstream segment.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2013 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2013, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with current presentation.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on October 22, 2014.
Note 3Significant Accounting Policies
Changes in Accounting Policy
The IASB issued amendments to IAS 36, “Impairment of Assets” which was adopted by the Company on January 1, 2014. The amendments require disclosure of information about the recoverable amount of impaired assets. The adoption of this amended standard had no impact on the Company's condensed interim consolidated financial statements.
The IASB issued International Financial Reporting Interpretations Committee Interpretation ("IFRIC") 21, “Levies” which was adopted by the Company on January 1, 2014. The IFRIC clarifies that an entity should recognize a liability for a levy when the activity that triggers payment occurs. The adoption of this interpretation had no impact on the Company's condensed interim consolidated financial statements.
Note 4Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2013	1,144
Additions	235
Transfers to oil and gas properties (note 5)	(230)
Expensed exploration expenditures previously capitalized	(5)
Exchange adjustments	14
September 30, 2014	1,158

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Note 5Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2013	43,081	1,080	2,221	5,676	2,450	54,508
Additions	3,228	116	36	278	125	3,783
Acquisitions	89	—	—	—	—	89
Transfers from exploration and evaluation (note 4)	230	—	—	—	—	230
Transfers between categories	(3)	2	—	1	—	—
Changes in asset retirement obligations	34	—	—	—	—	34
Disposals and derecognition	(224)	—	—	(10)	(4)	(238)
Exchange adjustments	106	—	—	271	—	377
September 30, 2014	46,541	1,198	2,257	6,216	2,571	58,783
Accumulated depletion, depreciation, amortization and impairment
December 31, 2013	(20,408)	(479)	(1,046)	(1,574)	(1,251)	(24,758)
Depletion, depreciation and amortization(1)	(1,858)	(35)	(79)	(216)	(105)	(2,293)
Transfers between categories	2	(1)	—	(1)	—	—
Disposals and derecognition	157	—	—	10	2	169
Exchange adjustments	(24)	—	—	(77)	—	(101)
September 30, 2014	(22,131)	(515)	(1,125)	(1,858)	(1,354)	(26,983)
Net book value
December 31, 2013	22,673	601	1,175	4,102	1,199	29,750
September 30, 2014	24,410	683	1,132	4,358	1,217	31,800
(1) Depletion, depreciation and amortization for the nine months ended September 30, 2014 does not include an exchange adjustment of $13 million (nine months ended September 30, 2013 – nil).

Note 6Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Decrease (increase) in non-cash working capital
Accounts receivable	449	26	541	460
Inventories	192	(360)	(194)	(430)
Prepaid expenses	(25)	(43)	(51)	(26)
Accounts payable and accrued liabilities	82	451	(307)	64
Change in non-cash working capital	698	74	(11)	68
Relating to:
Operating activities	363	(69)	253	167
Financing activities	16	(7)	25	(7)
Investing activities	319	150	(289)	(92)

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Note 7Debt and Credit Facilities

Short-term Debt ($ millions)	September 30, 2014	December 31, 2013
Commercial paper (1)	600	—
(1) On September 15, 2014, the Company launched a commercial paper program in Canada. The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at September 30, 2014 was 1.2%.

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Long-term debt
3.75% medium-term notes	2015	—	300	—	—
7.55% debentures(1)	2016	224	213	200	200
6.20% notes(1)	2017	336	319	300	300
6.15% notes(1)	2019	336	319	300	300
7.25% notes(1)	2019	841	798	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	560	532	500	500
4.00% senior unsecured notes(1)	2024	841	—	750	—
6.80% notes(1)	2037	433	411	387	387
Debt issue costs(2)		(26)	(21)	—	—
Unwound interest rate swaps (note 11)		32	50	—	—
Long-term debt		3,977	3,321	3,187	2,437
Long-term debt due within one year
5.90% notes	2014	—	798	—	750
3.75% medium-term notes	2015	300	—	—	—
		300	798	—	750

(1)	A portion of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.

(2)	Calculated using the effective interest rate method.
On October 31, 2013 and November 1, 2013, Husky filed a universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015.
On March 17, 2014, the Company issued U.S. $750 million of 4.00% notes due April 15, 2024 under the U.S. Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium if the notes are redeemed prior to the three month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.
On June 15, 2014, the Company repaid the maturing 5.90% notes issued under a trust indenture dated September 11, 2007. The amount paid to noteholders was U.S. $772 million, including U.S. $22 million of interest, equivalent to $839 million in Canadian dollars, including interest of $25 million.
On June 19, 2014, the maturity of the $1.6 billion revolving syndicated credit facility, previously set to expire on August 31, 2014, was extended to June 19, 2018. The Company also increased the limit on one of the operating facilities from $50 million to $100 million.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 8Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	(11)	10	17	(11)
Gains (losses) on contribution receivable	—	(9)	7	21
Gains (losses) on non-cash working capital	25	(6)	25	19
Other foreign exchange gains (losses)	17	11	(3)	(21)
Net foreign exchange gains	31	6	46	8
Finance income
Contribution receivable	—	5	1	20
Interest income	1	6	7	14
Other	(1)	—	1	2
Finance income	—	11	9	36
Finance expenses
Long-term debt	(67)	(59)	(201)	(174)
Contribution payable	(21)	(20)	(63)	(60)
Other	(1)	(1)	(2)	2
	(89)	(80)	(266)	(232)
Interest capitalized(1)	58	69	194	191
	(31)	(11)	(72)	(41)
Accretion of asset retirement obligations (note 9)	(34)	(28)	(101)	(88)
Accretion of other long-term liabilities (note 11)	—	(3)	(1)	(6)
Finance expenses	(65)	(42)	(174)	(135)
	(34)	(25)	(119)	(91)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5% (2013 – 6%).
Note 9Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2014 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2013	2,918
Additions	37
Liabilities settled	(113)
Liabilities disposed	(5)
Exchange adjustment	10
Accretion (note 8)	101
September 30, 2014	2,948
Expected to be incurred within one year	197
Expected to be incurred beyond one year	2,751

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Note 10Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2013	983,379,074	6,974
Stock dividends	221,201	8
Options exercised	43,569	1
September 30, 2014	983,643,844	6,983
During the three and nine months ended September 30, 2014, the Company declared dividends of $0.30 and $0.90 per common share (three and nine months ended September 30, 2013 – $0.30 and $0.90 per common share), resulting in total dividends of $295 million and $885 million (three and nine months ended September 30, 2013 – $295 million and $885 million), respectively. At September 30, 2014, $295 million, including $291 million in cash and $4 million in common shares (December 31, 2013 – $295 million, including $291 million in cash and $4 million in common shares), was payable to shareholders on account of dividends declared. Of the $885 million paid to shareholders during the nine months ended September 30, 2014, $8 million was paid in common shares (nine months ended September 30, 2013 – $885 million, including $6 million in common shares).
Preferred Shares
During the three and nine months ended September 30, 2014, the Company declared dividends payable of $3 million and $10 million (three and nine months ended September 30, 2013 – $3 million and $10 million), respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). There were no amounts payable as dividends on the Series 1 Preferred Shares at September 30, 2014 (December 31, 2013 – nil). During the three and nine months ended September 30, 2014, $3 million and $10 million were paid as dividends on the Series 1 Preferred Shares (three and nine months ended September 30, 2013 – $7 million and $10 million), respectively.
Stock-based Compensation
The following table summarizes the total stock based compensation recognized in selling, general and administrative expenses in the condensed consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and nine months ended September 30, 2014 and 2013:

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Stock option plan	(54)	20	(17)	17
PSU	3	10	19	15
Stock-based compensation expense (recovery)	(51)	30	2	32

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings	571	512	1,861	1,652
Effect of dividends declared on preferred shares in the period	(3)	(3)	(10)	(10)
Net earnings basic	568	509	1,851	1,642
Dilutive effect of accounting for stock options as equity-settled(1)	(60)	—	(36)	(6)
Net earnings - diluted	508	509	1,815	1,636

(millions)
Weighted average common shares outstanding - basic	983.6	983.3	983.5	982.9
Effect of dilutive stock options and stock dividends declared	1.8	0.5	3.2	0.6
Weighted average common shares outstanding - diluted	985.4	983.8	986.7	983.5

Earnings per share – basic ($/share)	0.58	0.52	1.88	1.67
Earnings per share – diluted ($/share)	0.52	0.52	1.84	1.66

(1)
Stock-based compensation recovery was $54 million and $17 million based on cash-settlement for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 – expense of $23 million and $17 million), respectively. Stock-based compensation expense was $6 million and $19 million based on equity-settlement for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 – expense of $7 million and $23 million), respectively. For the three and nine months ended September 30, 2014, equity-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement.

For the three and nine months ended September 30, 2014, 19 million and 12 million tandem options (three and nine months ended September 30, 2013 – 27 million tandem options), respectively, were excluded from the calculation of diluted earnings per share as these options were anti-dilutive. For the three and nine months ended September 30, 2014, there were no tandem performance options (three and nine months ended September 30, 2013 – 0.3 million anti-dilutive tandem performance options) excluded from the calculation of diluted earnings per share as these options expired during the three months ended September 30, 2014.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Note 11Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, inventories measured at fair value, other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2014	As at December 31, 2013
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	1	32
Crude oil(2)	(1)	41
Foreign currency contracts – FVTPL
Foreign currency forwards	(3)	—
Other assets – FVTPL	2	2
Contingent consideration	(37)	(60)
Hedging instruments(3)
Derivatives designated as a cash flow hedge(4)	—	37
Hedge of net investment(5)	(253)	(93)
	(291)	(41)

(1)
Natural gas contracts include a $4 million increase as at September 30, 2014 (December 31, 2013 – $27 million increase) to the fair value of held-for-trading inventory, recognized in the Condensed Consolidated Balance Sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $120 million at September 30, 2014.

(2)
Crude oil contracts include a $1 million decrease as at September 30, 2014 (December 31, 2013 – $49 million increase) to the fair value of held-for-trading inventory, recognized in the condensed consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $272 million at September 30, 2014.

(3)	Hedging instruments are presented net of tax.

(4)	Forward starting swaps previously designated as a cash flow hedge were discontinued during the first quarter of 2014.

(5)	Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at September 30, 2014 was $4.8 billion (December 31, 2013 – $4.6 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

During the three and nine months ended September 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)

December 31, 2013	60
Accretion (note 8)	1
Upside interest payment	(32)
Increase on revaluation(1)	8
September 30, 2014	37
Expected to be incurred within 1 year	37
(1) Revaluation of the contingent consideration liability is recorded in other – net in the condensed consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the condensed consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At September 30, 2014, the Company had designated U.S. $2.9 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2013 – U.S. $3.2 billion). Of this amount, U.S. $500M was designated in the third quarter of 2014. For the three and nine months ended September 30, 2014, the Company incurred an unrealized losses of $138 million and $160 million (three and nine months ended September 30, 2013 – unrealized gain of $54 million and loss of $83 million), respectively, arising from the translation of the debt, net of tax of $20 million and $23 million (three and nine months ended September 30, 2013 – net of tax of $8 million and $12 million), respectively, which were recorded in net investment hedge within other comprehensive income.
Interest Rate Swaps
At September 30, 2014, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $32 million (December 31, 2013 – $50 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million and $18 million for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 – $5 million and $16 million), respectively.
During the first quarter of 2014, the Company discontinued its cash flow hedge with respect to the forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized. Accordingly, the accrued gain in other reserves-hedging, within the condensed consolidated statement of changes in shareholders' equity, is being amortized into net earnings over the remaining life of the underlying long-term debt to which the hedging relationship was originally designated. The amortization period is ten years.
At September 30, 2014, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $24 million (December 31, 2013 – $37 million), net of tax of $8 million (December 31, 2013 – net of tax of $13 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an addition to finance income of $1 million and $2 million for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 - nil), respectively.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

The gains (losses) recognized on other risk management positions for the three and nine months ended September 30, 2014 are set out below:

	Three months ended September 30, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity price
Crude oil	4	—	—	—
	4	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	(2)	(7)
	4	—	(2)	(7)

(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

	Nine months ended September 30, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity price
Natural gas	(31)	—	—	—
Crude oil	(42)	—	—	—
	(73)	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	(3)	(19)
	(73)	—	(3)	(19)
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

Note 12Related Party Transactions
On May 11, 2009, the Company issued U.S. $251 million aggregate principal amount of 5-year 5.90% senior notes to certain management, shareholders, affiliates and directors.  Subsequent to this offering, U.S. $122 million of the 5.90% notes issued to related parties were sold to third parties.  On June 15, 2014, the Company repaid the maturing 5.90% notes.  As a result, U.S. $133 million was repaid to related parties, including interest of U.S. $4 million.  These transactions were measured at fair market value at the date of the transaction and have been carried out on the same terms as applied to unrelated parties.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17